Exhibit 99.10

Response to Office of Fair Trading (‘OFT’) Statement of Objections

Imperial Tobacco Group PLC notes the OFT’s announcement that it will today issue a Statement of Objections (“SO”) to multiple retailers and tobacco manufacturers in its investigation into the retail pricing of tobacco products.

Imperial Tobacco will review the SO in detail and provide its response to the OFT in due course.

The OFT has emphasised that it will not be in a position to decide if there has been an infringement of competition law until it has received responses from all the recipients of the SO.

Imperial Tobacco takes compliance with competition law very seriously and rejects any suggestion that it has acted in any way contrary to the interests of consumers.

The OFT’s investigation began in 2003, and relates to a period from March 2000 to mid 2003.  Imperial Tobacco has co-operated fully with the OFT throughout.

In the SO the OFT will explain for the first time the details it considers are relevant to the alleged infringement of competition law.

Imperial Tobacco has noted this investigation in its 2003, 2004, 2005, 2006 and 2007 Annual Report and Accounts and 20-F filings.

For further enquiries contact:

Alex Parsons, Head of Corporate Communications

+44 (0) 7967 467241

Simon Evans, Group Press Officer

+44 (0)117 933 7375

John Nelson-Smith, Investor Relations Manager

+44 (0)117 933 7032